April 15, 2005

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, NW Washington, DC 20549-0404 Attn: Mr. Brian Cascio
Re:	BioVeris Corporation

Ladies and Gentlemen:

BioVeris Corporation (“BioVeris”) has authorized us to provide the following responses to the comments raised in your letter dated March 22, 2005 to George V. Migausky. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the fiscal year ended March 31, 2004

Item 8 — Consolidated Financial Statements

Consolidated Balance Sheets — Page 60

1.

We note that you recorded a loss in the second quarter of fiscal year 2005 as a result of your planned disposal of your interest in MSD. We also note that MSD has a history of operating losses and has required significant funding from you and your predecessor. The net book value of the MSD assets as presented in your consolidated financial statements as of March 31, 2004 is $46.5 million, of which $3.2 million is inventory and $7.3 million is property, plant and equipment. Supplementally tell us what consideration was given to any possible impairment that may have existed with respect to the MSD assets.

BioVeris advises the Staff that the MSD balance sheet data is disclosed in the Supplemental Consolidated Balance Sheet Data included in Item 6 – Selected Financial Data. As noted by the Staff, Meso Scale Diagnostics, LLC.’s (“MSD”) financial statements at March 31, 2004 included inventory of $3.2 million, net equipment and leasehold improvements of $7.3 million and net assets of $46.5 million. The majority of the remaining net assets is cash and cash equivalents. BioVeris supplementally advises the Staff that the long-lived assets were assessed for possible impairment using the “Assets for Use” model of FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. Under FAS 144, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.  The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

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April 15, 2005

While inventory is not a long lived asset, MSD’s assets and liabilities do not have identifiable cash flows that are independent of the cash flows of specific other assets and liabilities and of other asset groups.  Accordingly, the asset group includes all assets and liabilities of MSD and the recoverability test was performed at the entity level.

BioVeris engaged a third party valuation firm to perform a valuation of MSD as of March 31, 2004. That valuation utilized discounted cash flows and provided an estimated fair value for MSD. On an undiscounted basis, the estimated sum of MSD’s future cash flows exceeded its long-lived assets by a significant amount. As noted above, an impairment loss would be recorded only if the carrying amount of a long-lived asset (asset group) exceeds the sum of its undiscounted cash flows.

Consolidated Statements of Cash Flows — Page 61

2.

We see the line “Cash contributed by Parent, net.” Please supplementally tell us why this amount is presented as net, and also what this amount is net of. Please see paragraphs 11-13 of SFAS 95. Revise future filings as appropriate as a result of our comment.

BioVeris supplementally advises the Staff that the “Cash contributed by Parent, net” was in connection with the merger and related transactions between Roche Holding Ltd (“Roche”) and IGEN International, Inc. (“IGEN” or “Parent”). The amount of $247,626,000 reflected on the Statement of Cash Flows represents the aggregation of two related items: a cash contribution from IGEN of approximately $165 million and IGEN’s funding of the net losses incurred by Bioveris during fiscal 2004 prior to the date of merger and the other related transactions of approximately $83 million. This presentation and classification is consistent with what was previously disclosed in our Form S-4 presenting the net losses incurred by Bioveris and funded by IGEN as cash provided by financing activities in the consolidated statement of cash flows We believe such presentation is appropriate considering that our financial statements prior to the merger were prepared as a “carve-out” entity of IGEN, which had provided all of our capital funding through the date of merger. We also respectfully advise the Staff that the contributions are presented “net” to reflect IGEN’s funding of our “net” losses through the date of merger. We believe that this is an accepted practice in the presentation and disclosure of carve-out financial statements.

Consolidated Statements of Stockholders’ Equity — Page 62

3.

We see here where you present capital contributed by parent of $164,664. We also see on the statement of cash flows where net cash contributed by Parent was $247,626. Supplementally tell us why there is such a large discrepancy between these amounts.

BioVeris supplementally advises the Staff that as described in Comment 2, the majority of the difference in the amounts noted by the Staff is that the $247,626,000 reflected on the Statement of Cash Flows represents the aggregation of two related items, including a cash contribution from IGEN of approximately $165 million and IGEN’s funding of the net losses incurred by Bioveris during fiscal 2004 prior to the date of merger and the other related transactions of approximately $83 million.

4.

We note per your disclosures on Page 63 that you paid Roche $50 million for the license rights. Further, you indicate you recorded an asset of $19.5 million at the merger date. We note from your response letters to SEC comments on your S-4 where it appears you believed $50 million was the value of the licenses being acquired, and that you would

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April 15, 2005

amortize that asset over its useful life. Supplementally tell us what events occurred subsequent to the S-4 that caused you to believe there was impairment to this asset. Further, it appears that you have accounted for the impairment of this asset value through the capital accounts. Supplementally tell us why you believe this is the appropriate accounting rather than recording a charge through the income statement.

BioVeris supplementally advises the Staff that the merger and related transactions between Roche and IGEN consisted of multiple agreements, including a license grant to BioVeris of non-exclusive licenses under patents that cover PCR inventions in return for a license fee of $50 million plus royalties, as specified in the PCR agreements. Other agreements included in the merger and related transactions also required certain monetary consideration, including a Restructuring and License Agreement and a Tax Allocation Agreement. The merger and related transactions were completed in February 2004.

When the agreements with Roche were negotiated and at the time of the filing of the S-4, BioVeris believed that the stated value of the PCR licenses, as negotiated with Roche, represented the best estimate of their fair value. However, as the merger and related transactions had multiple elements with different cash flows, BioVeris engaged a third party valuation firm to value the PCR license agreements as of March 31, 2004. This valuation provided an independent fair value of the PCR licenses without consideration of the merger and related transactions taken as a whole. Based on that valuation, BioVeris recorded $19.5 million as the fair value of the PCR licenses.

The $30.5 million difference between the stated PCR license fee of $50 million and the $19.5 million fair value of the PCR licenses was recorded by BioVeris at March 31, 2004 as an adjustment to the proceeds received by BioVeris in connection with the merger and related transactions. In assessing whether to record this adjustment through the capital accounts or the operating statement, BioVeris considered the nature of the adjustment. its direct association with the merger and related transactions and that the license payment above fair value effectively reduced other cash contributed through the merger and related transactions. BioVeris also concluded that $19.5 million was the fair value at March 31, 2004 and at the date of the merger and related transactions (February 13, 2004), as no events occurred in that six week period that would have impacted the valuation. BioVeris also determined that the adjustment was not an impairment of the value of the PCR license, as would be assessed under FAS 144. BioVeris believes that this is the appropriate accounting as the $30.5 million charge represents an adjustment to the overall consideration associated with the merger and related transactions.

Note 1 — Organization and Summary of Significant Accounting Policies — Page 63

Consolidation Accounting

5.

We note that the audited financial statements of MSD included in Exhibit 99.9 are as of and for the year ended December 31, 2003. However, it appears from various footnotes that you are using updated balance sheet amounts as of March 31, 2004 for MSD. Please supplementally tell us whether the March 31, 2004 balance sheet information is audited or unaudited information.

BioVeris supplementally advises the Staff that the March 31, 2004 stand-alone balance sheet information for MSD is unaudited. However, the MSD March 31, 2004 balance sheet information was subject to certain audit procedures based upon BioVeris’ consolidated audit scope and materiality levels.

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April 15, 2005

Note 5 — Income Taxes — Page 77

6.

Please supplementally tell us what you mean by your reference in the first paragraph to “the pro-forma.” Please revise future fillings as appropriate to clarify what pro forma information you are referring to.

BioVeris supplementally advises the Staff that “pro forma” refers to the historical financial statements of BioVeris as a stand-alone entity filing a separate tax return. Prior to the merger and related transactions described in “Note 1 - Organization and Summary of Significant Accounting Policies” in the Annual Report on Form 10-K for the fiscal year ended March 31, 2004, BioVeris’ operating results were included in the consolidated federal and state tax returns of IGEN. The historical financial statements included in the Form 10-K calculate income taxes as if BioVeris was a stand-alone entity filing a separate tax return.

Future filings will include disclosure in substantially the form below:

“For purposes of the Company’s consolidated financial statements, income taxes have been calculated as if the Company was a stand-alone entity filing a separate return.”

Note 7 — Related Parties — Page 78

7.

We see on Pages 97 and 98 of this filing where you discuss agreements reached between IGEN and Wellstat Therapeutics and Proteinix, which are controlled by your CEO. Supplementally tell us how you have accounted for such payments in your consolidated financial statements for the year ended March 31, 2004. Further, we do not see where these payments are included in your related party footnote disclosures. Tell us why you determined that these payments would not require disclosure within your related party footnote. Please revise future filings as appropriate based on our comments.

BioVeris supplementally advises the Staff that the Wellstat Therapeutics Corporation and Proteinix Corporation transactions which are discussed in the Form 10-K under “Item 13 - Certain Relationships and Related Transactions” were entered into by IGEN prior to the merger and related transactions between Roche and IGEN which included the distribution of BioVeris common stock. The rights and obligations relating to such agreements were not transferred to BioVeris in the merger and related transactions. BioVeris’ consolidated statements of operations and the related disclosure include all revenues and costs that are directly attributable to the BioVeris business.

In the interest of full disclosure, BioVeris elected to voluntarily describe the transactions in Item 13.

Item 9A. Controls and Procedures — Page 84

8.

We note your statement that your chief executive officer and your chief financial officer “have concluded that [your] disclosure controls and procedures are effective in timely making known to them material information relating to our company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934.” The language included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise in future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent

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April 15, 2005

with the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please note this comment also applies to your Form 10-Q as of June 30, 2004.

Future filings will include disclosure in substantially the form below:

“Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective.”

9.

Under Item 308(c) of Regulation S-K, you are required to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only refers to disclosure controls and procedures. As such, you should revise future filings to provide the required disclosure under Item 308(c) of Regulation S-K. Please note this comment also applies to your Form 10-Q as of June 30, 2004.

Future filings will include disclosure in substantially the form below:

“During the fiscal quarter ended ___________, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Form 10-Q as of December 31, 2004

10.

Supplementally and in future filings provide more details of how the loss on joint venture impairments reflected in the statements of operations on page 4 was determined. The footnotes should disclose when the impairments were recorded and the specific circumstances that resulted in the impairments. In addition, provide details of how the amount on page 5 “deconsolidation of joint venture” was determined.

BioVeris supplementally advises the Staff that an impairment charge for the MSD joint venture was recorded as of August 12, 2004 to reflect a loss in the value of the investment which was other than a temporary decline. Pursuant to the Joint Venture Agreement and the August 12, 2004 settlement between BioVeris and MSD, BioVeris was committed to sell its entire interest in MSD for a purchase price equal to the fair market value of BioVeris’ interests less a discount factor of 7.5%. Fair market value was determined in accordance with the valuation process set forth in the MSD joint venture agreement, whereby BioVeris and MSD each appointed an appraiser and a third appraiser was also appointed. The fair market value was determined to be approximately $9.9 million which equaled the average of the two closest determinations less the 7.5% discount factor. Pursuant to the settlement, BioVeris agreed to pay MSD’s share of the appraisal fees and costs, which approximated $85,000, and to add this amount to the purchase price payable for the Company’s interests in MSD. In addition, MSD’s rental and expense payment obligations for subleased property for the period from March 1, 2004 through August 31, 2005, which approximated $2.3 million, were to be added to the purchase price in lieu of MSD making current payments.

BioVeris will be paid the outstanding purchase price, plus interest, over time in installments equal to the sum of 5% of MSD net sales and 20% of the net proceeds realized by MSD from the sale of its debt or equity securities in any third-party financing after the date of the sale of BioVeris’ interests in MSD. As

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part of the settlement, BioVeris received a $2.0 million non-refundable prepayment from MSD for future amounts payable by MSD to BioVeris for the purchase price.

Upon closing of the sale of BioVeris’ interests in MSD, the total purchase price balance was expected to be approximately $10.3 million (net of the $2.0 million prepayment by MSD). At September 30, 2004, BioVeris recorded this balance at its estimated fair value of $7.7 million. This balance consisted of the fair value of the purchase price payments to be received by BioVeris over time ($4.5 million); plus, an estimate of BioVeris’ proportionate share of MSD losses for the period from October 1, 2004 through the expected date of the closing of the sale of BioVeris’ interests ($4.0 million) consistent with accounting for equity method investments; less, the estimated value of MSD’s option to purchase BioVeris’ interests in MSD ($800,000).

As of August 12, 2004, BioVeris’ investment balance in MSD, as recorded in the investment in joint venture account on its unconsolidated balance sheet, was approximately $41.1 million. Accordingly, utilizing the guidance of APB 18, during the quarter ended September 30, 2004, BioVeris recorded an impairment charge of $33.4 million representing the estimated amount by which the book value of the BioVeris interests in MSD exceeded the fair value.

MSD-related actual losses included in equity in loss of joint venture were $1.0 million for the period from October 1, 2004 through December 13, 2004, the date of the closing of the sale of BioVeris’ interests in MSD which were lower than the estimated $4.0 million MSD losses for the same period. Consequently, during the quarter ended December 31, 2004, BioVeris recorded an additional impairment charge of $3.2 million. This charge was primarily the result of adjusting to actual, the previous $4.0 million estimate of MSD losses for the period from October1, 2004 through December 13, 2004, which had been included in the joint venture investment account.

The $29.9 million on page 5 related to “deconsolidation of joint venture” represents the MSD cash balance at August 12, 2004 which is no longer reflected on the BioVeris balance sheet.

Future filings will be revised to provide additional disclosure regarding how the Loss on Joint Venture Impairments was determined, when the impairments were recorded and circumstances that resulted in the impairment.

Future filings will provide additional disclosure regarding the above matters.

11.

Supplementally and in future filings provide more details of the terms of the settlement agreement, including the payments that were made or are required to be made and the related accounting treatment. Clarify how you determined that you no longer met the conditions of FIN 46 and the reason that you deconsolidated the results of MSD beginning August 12, 2004.

BioVeris respectfully advises the Staff that the "Notes to Consolidated Financial Statements, Note 4 – Litigation", provides details of the terms of the settlement agreement, including all payments made or required to be made. A cross-reference to Note 4 is included in Note 3 – Meso Scale Diagnostics Joint Venture.

BioVeris further supplementally advises the Staff that the company utilized the guidance of FIN 46 to determine that it no longer met the conditions of FIN 46 and that it is no longer the primary beneficiary of MSD. Accordingly, BioVeris deconsolidated the results of MSD as of August 12, 2004, the date of the

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settlement agreement with MSD, as the settlement agreement constituted a reconsideration event under FIN 46.

FIN 46, paragraph 15, states that,

“An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests...”

The settlement agreement of August 12, 2004 changed MSD’s option right to purchase BioVeris’ interests in MSD into an unconditional commitment to purchase the BioVeris interests upon completion of a fair value appraisal process. Upon completion of the sale of its MSD interests, BioVeris holds only a note for the payment of the purchase price and has transferred all of its economic interests in MSD to MST, the acquirer. This constitutes a change in the obligation to absorb the expected future losses of MSD.

Using guidance from FIN 46, paragraph E35, BioVeris has determined that it is no longer the primary beneficiary of MSD. Factors used in this evaluation include that,

•      BioVeris does not have a significantly large variable interest in MSD to be the primary beneficiary. BioVeris will hold only a secured note whereas the purchaser, MST, will be “at risk” for all of its equity;

• After December 13, 2004 and for the remaining life of MSD, BioVeris will cease to absorb any MSD losses; and
• MST will absorb the majority of the expected losses of MSD.

Future filings will be revised to clarify how it was determined that BioVeris no longer met the conditions of FIN 46.

12.

Provide supplemental details of the sale of all your interest in MSD on December 13, 2004, including the terms of the sale, the gain or loss recorded and any liabilities or contingencies that will be retained. Clarify how the gain or loss was determined and how your rental obligation discussed on page 22 was considered in this amount. In addition, provide details of how you determined the fair market value of $9.9 million. Details should also be provided of the accounting for the $2 million non-refundable prepayment. Please clarify the discussion on page 21 that no further cash payments will be payable pursuant to the buyout until the prepayment credit is no longer deemed outstanding. We also reference the discussion on page 21 that “in the event sufficient net sales or third party financings do not materialize, the Company will not receive any additional payments from MSD or MST”. Tell us how this will impact the amount of the purchase price that will be received, and the gain or loss or note receivable recorded. Additional disclosure should also be provided in future filings.

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BioVeris supplementally advises the Staff that details of the sale of BioVeris’ interest in MSD and the related settlement agreement are provided in response to Comment 10 above and in the company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004 in the Condensed Consolidated Financial Statements under “Note 3 - Meso Scale Diagnostics Joint Venture” and “Note 4 - Litigation” and in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Investment in MSD.”

BioVeris further supplementally advises the Staff that as noted in the response to Comment 10 above, an impairment charge for the MSD joint venture was recorded during the quarter ended September 30, 2004 to reflect a loss in the value of the investment. At that time, BioVeris recorded its MSD investment at the estimated fair value of $7.7 million. This balance consisted of the fair value of the purchase price payments to be received by BioVeris over time ($4.5 million); plus, an estimate of BioVeris’ proportionate share of MSD losses for the period from October 1, 2004 through the expected date of the closing of the sale of BioVeris’ interests ($4.0 million) consistent with accounting for equity method investments; less, the estimated value of MSD’s option to purchase BioVeris’ interests in MSD ($800,000).

MSD-related actual losses included in equity in loss of joint venture were $1.0 million for the period from October 1, 2004 through December 13, 2004, the date of the closing of the sale of BioVeris’ interests in MSD, which were lower than the estimated $4.0 million MSD losses for the same period. Consequently, during the quarter ended December 31, 2004, BioVeris recorded an additional impairment charge of $3.2 million. This charge was primarily the result of adjusting to actual, the previous $4.0 million estimate of MSD losses for the period from October1, 2004 through December 13, 2004, which had been included in the joint venture investment account. No further gain or loss was required to be recorded at the closing which occurred on December 13, 2004.

The approximately $9.9 million fair market value of BioVeris’ interests in MSD was determined in accordance with the valuation process set forth in the MSD joint venture agreement, as described in the response to Comment 10 above. In accordance with the settlement agreement, the fair value purchase price was adjusted to include MSD’s share of the appraisal fees and costs, which approximated $85,000, and MSD’s rental and expense payment obligations for subleased property for the period from March 1, 2004 through August 31, 2005, which approximated $2.3 million. A $2.0 million non-refundable prepayment from MSD for future amounts payable by MSD to BioVeris for the purchase price in the form of a credit against amounts BioVeris agreed to pay MSD pursuant to the settlement agreement.

The following table summarizes the adjustments provided in the settlement agreement.

In Millions
Fair market value purchase price	$ 9.9
Add: Appraisal fees and costs	0.1
Rent payment obligations (March 1, 2004 through August 31, 2005)	2.3
Less: Prepayment credit	(2.0)
Total	$ 10.3

Note receivable – recorded at the fair value of purchase price payments	$ 4.5

The $2.0 million prepayment by MSD was recorded as a deferred liability on BioVeris’ balance sheet. The amount of the prepayment credit that is outstanding is the $2.0 million, including accrued interest,

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reduced from time to time by the amount due and payable to BioVeris pursuant to the buyout of its interest in MSD. As provided in the MSD joint venture agreement, MST is required to pay the outstanding purchase price over time in installments equal to the sum of 5% of MSD net sales and 20% of the net proceeds realized by MSD from the sale of its debt or equity securities in any third-party financing after the date of the sale of BioVeris’ interests in MSD.

BioVeris will receive payment of the MSD purchase price only through the mechanism described in the preceding paragraph. No further cash payments will be payable by MSD to BioVeris pursuant to the buyout until the $2.0 million prepayment credit, including accrued interest, has been utilized, either through MSD net sales or the net proceeds realized by MSD from the sale of its debt or equity securities in any third-party financing. After the $2.0 million prepayment credit has been utilized, BioVeris will be entitled to receive purchase price payments to the extent there are MSD net sales or third-party financings. If these net sales or third party financings do not materialize, BioVeris will not receive any additional payments for the purchase of its interests in MSD.

As noted in Comment 13, BioVeris recorded a note receivable of approximately $4.5 million, which represents the net present value of future payments that BioVeris expects to realize from the sale of its interests in MSD. Using the guidance from Statement of Position 03-3, Accounting for Certain Loans or Debt Securities acquired in a Transfer, BioVeris will periodically assess the recorded fair value of the note receivable from MSD in order to evaluate whether an adjustment is required to the balance.

Future filings will be revised to provide additional disclosure regarding the above matters.

13.

We note that you recorded a note receivable of $4.5 million for the net present value of future payments that you expect to realize from the sale of your interests in MSD. Tell us the basis for recording the $4.5 million note receivable and the significant assumptions used to estimate this amount, considering the uncertainties and contingencies discussed above. Tell us when this amount will be collected.

BioVeris supplementally advises the Staff that as provided in the MSD joint venture agreement, MST is required to pay BioVeris the outstanding purchase price plus simple (cumulated, not compounded) interest at the fixed annual rate of 0.5% over the prime rate in effect on the purchase date. The purchase price is payable over time in installments equal to the sum of 5% of MSD net sales and 20% of the net proceeds realized by MSD from the sale of its debt or equity securities in any third-party financing after the date of the sale of BioVeris’ interests in MSD.

As noted by the Staff, BioVeris recorded a note receivable of approximately $4.5 million, which represents the net present value of future payments that BioVeris expects to realize from the sale of its interests in MSD. The significant assumptions used to estimate the net present value of future payments that BioVeris expects to realize from MSD, as payment for the purchase price include,

• Timing and amount of future MSD net sales;
• Timing and amount of future MSD third-party financings;
• Amount of future MSD losses or profits; and
• Discount rate of 20% to provide for risks and uncertainties associated with the assumptions noted above.

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Using the significant assumptions listed above, the note receivable is expected to be collected in varying amounts over a period of approximately four to ten years.

BioVeris will periodically assess the recorded fair value of the note receivable from MSD in order to evaluate whether an adjustment is required to the balance and has engaged a firm to provide a valuation as of March 31, 2005.

14.

We note that the fiscal year ended March 31, 2004, you present ‘merger related costs,’ which includes a $33.7 million charge you recorded in 2004 to reduce the value of your investment in the MSD joint venture. You also present ‘cumulative effect of change in accounting principle’ of ($33.7 million), which represents the reversal of the original investment impairment charge as a result of your consolidation of MSD. In the 10-Qs as of December 31, 2004, you present a charge in fiscal year 2005 of $37.1 million relating to the impairment of your investment in MSD. In future filings, revise Management’s Discussion and Analysis to provide the reader with a discussion that outlines how these charges impact the comparability of your financial statements between periods.

Future filings will include in Management’s Discussion and Analysis of Results of Operations and Financial Condition disclosures in substantially the following form:

“In connection with the merger and related transactions the Company made a $37.5 million payment to MSD. The Company determined that at the time of the payment, recording the entire payment to the investment in joint venture account would result in the book value of the Company’s investment in MSD being greater than its fair market value. Accordingly, the Company expensed $33.7 million, which represents the amount of the payment that gave rise to the net recorded investment exceeding the fair market value of the Company’s interests. Upon implementation of FIN 46, the Company recorded a one-time, non-cash $33.7 million adjustment to reflect this change in accounting principle, thereby adjusting the book value of the Company’s investment in the joint venture to equal the consolidated net assets of MSD. During the fiscal year ended March 31, 2005, the Company recorded a non-cash charge of $37.1 million representing the estimated amount by which the book value of the Company's interests in MSD exceeded the fair market value.”

“The net loss of $_____ during the fiscal year ended March 31, 2005 includes non-cash charges totaling $37.1 million representing the amount by which the book value of the Company’s interests in MSD exceeded the fair market value purchase price.”

15.

Supplemental to the above, we note that in fiscal year 2004, you recorded the initial charge of $33.7 million as an operating cost, within the merger related costs. However, in fiscal year 2005, you have recorded the impairment of $37.1 million as a non-operating expense. Supplementally tell us why these two similar charges have been recorded in different categories on the statement of operations. Please also revise future filings to discuss the impact of the changed classification on the comparability of your financial statements.

BioVeris supplementally advises the Staff that the $33.7 million merger related cost recorded during the year ended March 31, 2004 relates to a $37.5 million payment made to MSD in conjunction with the merger and related transactions between Roche and IGEN.

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The purpose of the $37.5 million payment to MSD was specifically to meet the conditions required for the completion of the merger, including the global consent for the transfer of IGEN's interest in MSD to BioVeris, and the covenant not to sue whereby MSD and MST agreed not to pursue any claim against Roche that the manufacture, use or sale of a product or the provision of any service that uses ECL technology in a defined field and is conducted after completion of the merger infringes certain MSD or MST ECL patents that are filed or acquired after the completion of the merger. Prior to signing definitive agreements with Roche, extensive negotiations with MSD were conducted over the terms and payments required by MSD. The $37.5 million payment was completely separate and distinct from any other committed funding provided, or to be provided, under the joint venture arrangements. The overall benefit received by IGEN/BioVeris from the MSD payment was the ability to complete the Roche merger and related transactions. The $37.5 million payment to MSD did add to the Class C interests by which BioVeris was entitled to a preferred return on the funds previously invested (by IGEN or BioVeris). Except as described, BioVeris did not increase its ownership or voting interests in MSD and did not receive other consideration or enhanced rights.

BioVeris engaged a firm to perform a valuation of MSD as of March 31, 2004 and December 31, 2003. Based on those valuations, BioVeris recorded a $3.8 million increase in its MSD investment related to its $37.5 million payment to MSD, representing only the increase in the fair value of its MSD interests. The remaining $33.7 million was recorded as a merger related charge.

As noted in the response to Comment 10 above, pursuant to the August 12, 2004 settlement between BioVeris and MSD, BioVeris committed to sell its entire interest in MSD for a purchase price equal to the fair market value of BioVeris’ interests less a discount factor of 7.5%. Fair market value was determined in accordance with the valuation process set forth in the MSD joint venture agreement, whereby BioVeris and MSD each appointed an appraiser and a third appraiser was also appointed. The book value of BioVeris’ interests in MSD was greater than the fair market value purchase price of these interests and utilizing the guidance of APB 18, an impairment charge for the MSD joint venture was required to reflect a loss in the value of the investment which was other than a temporary decline. Accordingly, BioVeris recorded impairment charges as Loss on Joint Venture Impairments during the nine months ended December 31, 2004, representing the estimated amount by which the book value of BioVeris’ interests in MSD exceeded the fair market value. These impairment charges are classified as non-operating costs on the Statement of Operations consistent with the guidance of APB 30.

Future filings will be revised to clarify the difference between the charges discussed above and to address the comparability of the financial statements as set forth in the response to Comment 14.

Item 4. Controls and Procedures — Page 54

16.

We note that your statement that your chief executive officer and your chief financial officer “have concluded that [your] disclosure controls and procedures provide reasonable assurance that information relating to [your] Company required to be disclosed in [your] reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-Q as of September 30, 2004.

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Future filings will include disclosure in substantially the form below:

“Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective.”

17.

In addition, the language that is currently included after the phrase “reasonable assurance” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, please note that the term “reasonable assurance” does not appear in the definition of disclosure controls and procedures as set forth in the rule. Please note this comment also applies to your Form 10-Q as of September 30, 2004.

Future filings will include disclosure in substantially the form below:

“Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective.”

18.

We note your statement that “[your] management . . . does not expect that [your] disclosure controls or internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of control can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Any such statement should be presented separate from the conclusion regarding your disclosure controls and procedures. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm.> Please note this comment also applies to your Form 10-Q as of September 30, 2004.

Future filings will include a statement that disclosure controls and procedures “are designed to provide reasonable assurance” of achieving their objectives and that BioVeris’ principal executive officer and principal financial officer concluded that the company’s disclosure controls and procedures “were effective” at that reasonable assurance level.

Securities and Exchange Commission

April 15, 2005

If you have any questions regarding this letter, please contact the undersigned at 215.994.2510 or Ian A. Hartman at 215.994.2277.

Very truly yours,

/s/James A. Lebovitz

James A. Lebovitz

Copies to:

George V. Migausky

Ian A. Hartman